Exhibit 99.1

TSX:           JE.
NYSE:        JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC.

ANNOUNCES MARCH DIVIDEND

TORONTO, ONTARIO – March 4, 2013 - - Just Energy Group Inc. filed notice with the Toronto Stock Exchange and the New York Stock Exchange today announcing its March dividend. A dividend of Cdn. $0.10333/common share will be paid on March 31, 2013 to shareholders of record at the close of business on March 15th, 2013. This dividend is designated as an "eligible dividend" for Canadian income tax purposes.  The common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “JE”.

Just Energy also reports that at February 28, 2013 the conversion price for each Cdn. $1,000 of its outstanding 6% convertible unsecured subordinated debenture issued on October 2, 2007 (TSX:  JE.DB.A) has been adjusted in accordance with the Trust Indenture dated December 2, 2007, as supplemented from time to time, to Cdn. $26.26 convertible into 38.09 common shares of Just Energy Group Inc.

Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com